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                                                    Page 1 of 4

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*

                           ROYAL APPLIANCE MFG. CO.
         -------------------------------------------------------------
                               (Name of Issuer)

                       Common Shares, without par value
               ------------------------------------------------
                        (Title of Class of Securities)

                                  780076 10 5
                           ------------------------
                                (CUSIP Number)

                            Walter E. Jospin, Esq.
                            Troutman Sanders LLP
 600 Peachtree Street, N.E., Suite 5200, Atlanta, Georgia 30308 (404-885-3107)
 -----------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                      N/A
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No.  780076 10 5                                   Page 2 of 4 Pages
         ---------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    John A. Balch

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    N/A

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

    N/A

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.

--------------------------------------------------------------------------------
               7   SOLE VOTING POWER

  NUMBER OF          705,472
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY
    EACH             256,534
  REPORTING    -----------------------------------------------------------------
   PERSON      9   SOLE DISPOSITIVE POWER
    WITH
                     705,472
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                     256,534
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         962,006
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

         N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

John A. Balch
Schedule 13D - Amend. No. 5
Page 3 of 4



                        Amendment No. 5 to Schedule 13D
                        -------------------------------

    The Schedule 13D of John A. Balch, dated November 1, 1995, (the "Original Statement") relating to the Common Shares, without par value (the "Common Shares") of Royal Appliance Mfg. Co. (the "Issuer"), as previously amended on April 5, 1996, is hereby amended as set forth herein. Unless otherwise indicated, each capitalized term used but not defined herein has the meaning assigned to such term in the Original Statement.


    1.  Item 5 is hereby amended as follows:

    Mr. Balch is the beneficial owner of 962,006 Common Shares of the Issuer, which constitutes 4.0% of the total number of Common Shares outstanding based on the information in the Issuer's report on Form 10-Q for the quarter ended June 30, 1996. Mr. Balch has the sole power to vote and to dispose or direct the disposition of 705,472 Common Shares, and the shared power to vote or to direct the vote and to dispose or direct the disposition of 256,534 Common Shares.

    As of April 15, 1996, an aggregate of 130,898 Common Shares were transferred to Mr. Balch's individual account from a trust (the "Annuity Trust") which held 1,003,895 Common Shares and over which Mr. Balch shared the power to vote or to direct the vote and to dispose or direct the disposition.

    The Annuity Trust expired on July 21, 1996 and, as a result, 455,012 Common Shares were transferred to Mr. Balch's individual account and the remaining 417,985 Common Shares were transferred to new trusts over which Mr. Balch does not have the sole or shared power to vote or to direct the vote and to dispose or direct the disposition of the Common Shares held by such new trusts.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 24, 1996                                        /s/ John A. Balch
                                                  ------------------------------
                                                             Signature

                                                          John A. Balch
                                                  ------------------------------
                                                            Name/Title


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations.
                             (See 18 U.S.C. 1001)